Global Opportunity Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders of
the Fund was held on June 14, 2001. The
following is a summary of the proposal
presented and the total number of shares voted:
Proposal:
 1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Ronald E. Robison	3,710,036	131,789
Gerard E. Jones	3,710,036	131,789
Barton M. Biggs	3,710,036	131,789
William G. Morton, Jr.	3,710,036	131,789
John A. Levin	3,710,036	131,789